EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

Immediate report - motion to approve a derivative action

On February 15, 2018, the Company received a motion to approve a derivative action together with a derivative action, which had been filed with the Tel Aviv District Court - Economic Department by two petitioners allegedly holding a total of 1,030 shares of the Company (the “Petitioners”) against the Company as a formal respondent, directors of the Company at the times relevant to the motion and against the controlling shareholders of the Company through the Company’s shareholding chain, Mr. Shaul Elovitch (who served at the times relevant to the motion also as chairman of the Company’s Board of Directors) and Mr. Joseph Elovitch (the “Respondents”).

The motion allegedly concerns the Company’s execution of an assessment agreement with the Tax Authority, which was signed on September 15, 2016 (the “Assessment Agreement”), whereby the Company paid the Tax Authority tax with respect to financing income from loans to its subsidiary, D.B.S (1998) Ltd. (“DBS”) in the amount of NIS 462 million, whereas it was agreed, on the other hand, that that DBS’s losses with respect to financing expenses in connection with the Company’s shareholders’ loans to DBS would be fully recognized for the Company after the merger between the Company and DBS (for the Company’s immediate report regarding the execution of the Assessment Agreement, see the Company’s immediate report of September 18, 2016).

According to the Petitioners, as a result of the execution of the Assessment Agreement, the Company paid an aggregate of NIS 660 million, of which NIS 462 million was paid to the Tax Authority and approximately NIS 198 million was paid to the controlling shareholders of the Company as a contingent consideration (the “Contingent Consideration”), which was determined in an agreement for the acquisition of all the holdings and shareholders’ loans of Eurocom D.B.S Ltd., a company indirectly controlled by the Company’s controlling shareholder, in DBS (the “DBS Transaction”).

According to the Petitioners, the Company’s execution of the Assessment Agreement constituted an extraordinary transaction of a public company in which the controlling shareholders of the Company have a personal interest, and it was unlawfully executed, since it was contrary to the Company’s interests and because the approvals required by law to enter into the transaction had not been obtained.

According to the Petitioners, the damage caused to the Company as a result of the execution of the Assessment Agreement ranges between a minimum of NIS 65 million (to the extent the Company is allowed to set-off DBS’s losses with respect to financing expenses) and a maximum of NIS 219 million (to the extent that the Company is not allowed to set-off all of DBS’s losses for the financing expenses). The alleged damage is estimated by comparing the payments which the Company was charged (the tax liability and the Contingent Consideration) and the tax asset created for it in the Assessment Agreement, as against the payments it would have been liable to and the tax asset that would have been created it for had it entered into the settlement agreement with the tax authorities that had been proposed by the tax authorities on the date of approval of the DBS Transaction.

According to the Petitioners, the Respondents who are directors violated, among other things, the duties of caution and trust (and, with respect to the Respondents who are controlling shareholders in the Company, also the duty of fairness). Accordingly, the Petitioners seek to have the court approve the filing of a derivative action on behalf of the Company against the Respondents, and to require them to compensate the Company for the damage allegedly suffered by it as a result of a breach of their obligations towards the Company.

The Company is studying the motion and is unable to evaluate its likelihood of success at the present stage.

The above information constitutes a translation of an excerpt of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.